================================================================================


                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.


================================================================================

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "Company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$", "US$", "dollars" and "U.S. dollars" are to the legal currency of the United States, and all references to "S$" and "Singapore dollars" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

     Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our plans for Fab 7 (including the initial production date), the accruals we have made for the estimated cost of obtaining technology licenses, and the charge associated with the workforce reduction are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward-looking statements are: changes in the industry and market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demand and adoption of new technology; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the availability of our equipment; the successful implementation of our partnerships, technology and supply alliances; the availability of timely regulatory approvals and financing and terms thereof; the rate of technology migration, the competitiveness of our technology roadmap and intellectual property portfolio and changes in our internal development plans. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements


           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)
         (In thousands of U.S. Dollars, except share and per share data)

                                                                       US GAAP
                                                 -----------------------------------------------
                                                   Three Months Ended       Nine Months Ended
                                                      September 30,            September 30,
                                                    2001         2002       2001         2002
                                                 ----------    --------   ---------    ---------
Net revenue                                      $   79,229    $129,496   $ 386,590    $ 341,316
Cost of revenue                                     154,161     156,763     514,646      466,936
                                                 ----------    --------   ---------    ---------
Gross loss                                          (74,932)    (27,267)   (128,056)    (125,620)
                                                 ----------    --------   ---------    ---------

Operating expenses:
  Research and development                           18,553      20,913      60,408       67,226
  Fab start-up costs                                  1,881       2,386      10,999        5,752
  Sales and marketing                                 7,928      11,364      25,415       31,336
  General and administrative                         10,068      10,124      33,528       34,976
                                                 ----------    --------   ---------    ---------
    Total operating expenses                         38,430      44,787     130,350      139,290
                                                 ----------    --------   ---------    ---------

Operating loss                                     (113,362)    (72,054)   (258,406)    (264,910)
Equity in loss of SMP                               (20,962)    (21,538)    (64,814)     (73,325)
Other income                                          4,904       7,285      17,952       19,265
Interest income                                      11,617       3,418      39,418       11,683
Interest expense                                    (12,067)    (10,733)    (27,075)     (32,031)
Exchange loss                                        (1,724)     (2,036)       (168)      (2,230)
                                                 ----------    --------   ---------    ---------
Loss before income taxes                           (131,594)    (95,658)   (293,093)    (341,548)
Income tax expense                                   (4,217)     (2,236)    (17,473)      (4,838)
                                                 ----------    --------   ---------    ---------
Loss before minority interest                      (135,811)    (97,894)   (310,566)    (346,386)
Minority interest in loss of CSP                     17,476       8,498      53,766       37,950
                                                 ----------    --------   ---------    ---------
Net loss                                         $ (118,335)   $(89,396)  $(256,800)   $(308,436)
                                                 ==========    ========   =========    =========

Derivative and hedging activities, including
 cumulative effect-type-adjustment in 2001       $  (11,382)   $ (5,363)  $  (9,174)   $  (1,043)
Foreign currency translation                             11          19         (11)          38
                                                 ----------    --------   ---------    ---------
Other comprehensive income (loss)                   (11,371)     (5,344)     (9,185)      (1,005)
                                                 ----------    --------   ---------    ---------
Comprehensive loss                               $ (129,706)   $(94,740)  $(265,985)   $(309,441)
                                                 ==========    ========   =========    =========
Net loss per share and ADS*

Basic net loss per share                         $    (0.07)   $  (0.06)  $   (0.16)   $   (0.19)
Diluted net loss per share                            (0.07)      (0.06)      (0.16)       (0.19)

Basic net loss per ADS                           $    (0.74)   $  (0.56)  $   (1.62)   $   (1.94)
Diluted net loss per ADS                              (0.74)      (0.56)      (1.62)       (1.94)
                                                 ----------    --------   ---------    ---------
Number of shares (in millions) used in
 computing:
- basic net loss per share                          1,589.9     1,594.9     1,588.5      1,593.6
- effect of dilutive options                             --          --          --           --
                                                 ----------    --------   ---------    ---------
- diluted net loss per share                        1,589.9     1,594.9     1,588.5      1,593.6
                                                 ----------    --------   ---------    ---------
Number of ADS (in millions) used in computing:
- basic net loss per ADS                              159.0       159.5       158.9        159.4
- effect of dilutive options                             --          --          --           --
                                                 ----------    --------   ---------    ---------
- diluted net loss per ADS                            159.0       159.5       158.9        159.4
                                                 ----------    --------   ---------    ---------

*Share and per share data reflect a retroactive adjustment due to the rights offering.

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. Dollars)

                                                                U.S. GAAP
                                                                  As of
                                                       ----------------------------
                                                       December 31,   September 30,
                                                           2001           2002
                                                       ------------   -------------
ASSETS
Cash and cash equivalents                               $1,041,616      $  735,613
Accounts receivable                                         91,419          91,506
Inventories                                                 12,766          23,941
Other current assets                                        16,439          20,582
                                                        ----------      ----------
    Total current assets                                 1,162,240         871,642
Property, plant and equipment, net                       1,853,421       1,869,342
Investment in SMP                                           77,406          43,292
Other non-current assets                                    51,275          69,245
                                                        ----------      ----------
    Total assets                                        $3,144,342      $2,853,521
                                                        ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                        $   82,743      $  145,697
Current installments of long-term debt                     198,160          62,897
Accrued operating expenses                                 153,635         141,535
Other current liabilities                                   85,215          39,723
                                                        ----------      ----------
    Total current liabilities                              519,753         389,852
Long-term debt, excluding current installments             914,070       1,092,400
Other liabilities                                           66,298          66,112
                                                        ----------      ----------
    Total liabilities                                    1,500,121       1,548,364
Minority interest                                           61,589          24,967
Shareholders' equity                                     1,582,632       1,280,190
                                                        ----------      ----------
    Total liabilities and shareholders' equity          $3,144,342      $2,853,521
                                                        ==========      ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. Dollars)

                                                                             US GAAP
                                                                     For The Nine Months Ended
                                                                  ------------------------------
                                                                  September 30,    September 30,
                                                                      2001             2002
                                                                  -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                           $ (256,800)      $ (308,436)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in loss of SMP                                                11,651           34,015
  Depreciation and amortization                                       329,359          340,823
  Foreign exchange (gain) loss on financing activities                  2,069           (1,331)
  Minority interest in loss of CSP                                    (53,766)         (37,950)
  Loss on disposal of property, plant and equipment                        39               62
  Other                                                               (13,636)           1,741
Changes in operating working capital:
  Accounts receivable                                                 100,631           (2,582)
  Amount due from (to) ST, ST affiliates and SMP, net                  43,237          (22,654)
  Inventories                                                          24,095          (11,175)
  Prepaid expenses                                                     (1,701)          (3,719)
  Trade accounts payable                                               (5,016)           4,787
  Accrued operating expenses                                          (49,960)         (12,100)
  Other current liabilities                                             2,529           (4,804)
                                                                   ----------       ----------
Net cash provided by (used in) operating activities                   132,731          (23,323)
                                                                   ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and
 other assets                                                          14,589           19,649
Purchase of property, plant and equipment                            (396,900)        (293,274)
Technology license fees paid                                           (6,000)          (6,550)
                                                                   ----------       ----------
Net cash used in investing activities                                (388,311)        (280,175)
                                                                   ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                 10,190          (11,599)
Long-term debt
  Borrowings                                                          622,625          210,000
  Repayments                                                         (119,739)        (206,176)
Issuance of shares by the Company, net                                  3,739            5,203
Capital lease payments                                                 (6,883)              --
                                                                   ----------       ----------
Net cash provided by (used in) financing activities                   509,932           (2,572)
                                                                   ----------       ----------
Net increase (decrease) in cash and cash equivalents                  254,352         (306,070)
Effect of exchange rate changes on cash and cash equivalents .            310               67
Cash at the beginning of the period                                   924,116        1,041,616
                                                                   ----------       ----------
Cash at the end of the period                                      $1,178,778       $  735,613
                                                                   ==========       ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2002

1.   Business and Organization

     Chartered Semiconductor Manufacturing Ltd. currently owns, or has an interest in, six fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte. Ltd. ("SMP"), which is jointly-owned with Agere Systems Singapore Pte. Ltd. ("Agere"). Fab 6 is operated by Chartered Silicon Partners Pte. Ltd. ("CSP"), a consolidated subsidiary, which is jointly-owned with Agilent Technologies Europe B.V. ("Agilent"), Singapex Investments Pte. Ltd. ("Singapex"), a wholly-owned subsidiary of Singapore Technologies Pte. Ltd. ("ST") and EDB Investments Pte. Ltd. ("EDBI"). Our sixth fab, Fab 7, is currently in the process of being developed as the Company's first 300-mm facility. Fab 7 is wholly-owned and will be operated by the Company. Based on current assessment of the market demand, initial production from Fab 7 is expected in late third quarter of 2003.

     The Company was incorporated in Singapore in 1987. As of September 30, 2002, the Company was 60.5% owned by ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.   Basis of Presentation

     The interim condensed consolidated financial statements are prepared in accordance with US GAAP and reflect interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

3.   Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd. and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation.

4.   Contingencies

     As is typical in the semiconductor industry, the Company from time to time receives communications from third parties asserting patents that cover certain of its technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

         The Company has accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $11.4 million as of September 30, 2002. No assurance can be given that such provisions are adequate.


5.   Inventories

     The Company states inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:

                                                                         As of
                                                             -----------------------------
                                                             December 31,    September 30,
                                                                2001             2002
                                                             ------------    -------------
                                                             (In thousands of U.S. Dollars)
Raw materials                                                  $ 1,147         $ 1,685
Work in process                                                  7,263          19,125
Consumable supplies and spares                                   4,850           3,441
                                                               -------         -------
                                                                13,260          24,251
Allowance for inventory obsolescence                              (494)           (310)
                                                               -------         -------
                                                               $12,766         $23,941
                                                               =======         =======


6.   Long-term debt

     The Company's long-term debt is summarized below:

                                                                         As of
                                                             -----------------------------
                                                             December 31,    September 30,
                                                                2001             2002
                                                             ------------    -------------
                                                             (In thousands of U.S. Dollars)
Singapore dollar loans at fixed rates of 4% to 4.25%
 repayable in semi-annual installments                        $  287,355       $  185,437
Singapore dollar loans at floating rates repayable in
 February 2002 and June 2002                                      54,620               --
U.S. dollar loan at floating rates repayable in
 semi-annual installments                                        184,800          359,000
2.50% Senior Convertible Notes Due 2006                          585,455          610,860
                                                              ----------       ----------
                                                               1,112,230        1,155,297
Less current installments                                       (198,160)         (62,897)
                                                              ----------       ----------
Long-term debt, excluding current installments                $  914,070       $1,092,400
                                                              ==========       ==========


     On October 7, 2002, the Company completed a rights offering pursuant to which it issued to holders of its ordinary shares, rights to subscribe for new ordinary shares ("ordinary share rights"), and to holders of its American Depository Shares ("ADSs"), rights to subscribe for new ADSs ("ADS rights"). The 2.50% Senior Convertible Notes Due 2006 were convertible to ordinary shares, or ADSs, at a conversion price of S$6.5170 (equivalent to approximately US$36.3611 per ADSs, based on a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1). The terms of the convertible notes require an adjustment to the note conversion price per ordinary share as a result of the issuance by the Company of the ordinary share rights and the ADS rights. The adjusted conversion price per ordinary share is S$4.7980 (equivalent to approximately US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923 and the ordinary share to ADS ratio of 10:1).

7.   Employee Share Options Plan

     As a result of the Company's rights offering in September 2002, changes were made to both the exercise price and the number of shares of all outstanding options offered or granted. The adjustments were made so that the aggregate intrinsic value of the options and the ratio of the exercise price per share to the market value per share for each outstanding option tranche remain unchanged immediately after the rights offering. The adjustments were made by multiplying each existing option exercise price by 0.8531 and dividing the number of shares issuable upon exercise of each option by 0.8531.

8.   Stock-based compensation

     The Company measures stock-based employee compensation cost based on the intrinsic value at the grant date for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:


                                       Three Months Ended                Nine Months Ended
                                          September 30,                     September 30,
                                     2001             2002             2001             2002
                                   ---------        ---------        ---------        ---------
Net loss
 As reported                       $(118,335)       $ (89,396)       $(256,800)       $(308,436)
 Pro forma                         $(138,885)       $(100,050)       $(318,592)       $(345,925)

Basic net loss per share*
 As reported                       $   (0.07)       $   (0.06)       $   (0.16)       $   (0.19)
 Pro forma                         $   (0.09)       $    0.06)       $   (0.20)       $   (0.22)

Diluted net loss per share*
 As reported                       $   (0.07)       $   (0.06)       $   (0.16)       $   (0.19)
 Pro forma                         $   (0.09)       $   (0.06)       $   (0.20)       $   (0.22)

Basic net loss per ADS*
 As reported                       $   (0.74)       $   (0.56)       $   (1.62)       $   (1.94)
 Pro forma                         $   (0.87)       $   (0.63)       $   (2.01)       $   (2.17)

Diluted net loss per ADS*
 As reported                       $   (0.74)       $   (0.56)       $   (1.62)       $   (1.94)
 Pro forma                         $   (0.87)       $   (0.63)       $   (2.01)       $   (2.17)


* Share and per share data reflect a retroactive adjustment due to the rights offering.

9.   Subsequent Events

     In connection with its eight-for-ten rights offering completed in October 2002, the Company received net proceeds of approximately $612 million and issued approximately 1,109.6 million new ordinary shares (directly or in the form of ADSs) in October 2002.

     As a result of the rights offering, the weighted average number of shares and ADS used in computing basic and diluted net loss per share and ADS, respectively, were adjusted to take effect of the bonus element contained within the rights offering as follows:

                                                                    Three Months Ended           Nine Months Ended
                                                                       September 30,               September 30,
                                                                    2001          2002          2001          2002
                                                                  --------      --------      --------      --------
Basic and diluted net loss per share:
- before adjustment for rights offering                           $  (0.09)     $  (0.06)     $  (0.19)     $  (0.22)
- retroactive adjustment for rights offering                          0.02          0.00          0.03          0.03
                                                                  --------      --------      --------      --------
- after adjustment for rights offering                               (0.07)        (0.06)        (0.16)        (0.19)
                                                                  --------      --------      --------      --------
Basic and diluted net loss per ADS:
- before adjustment for rights offering                           $  (0.86)     $  (0.64)     $  (1.86)     $  (2.23)
- retroactive adjustment for rights offering                          0.12          0.08          0.24          0.29
                                                                  --------      --------      --------      --------
- after adjustment for rights offering                               (0.74)        (0.56)        (1.62)        (1.94)
                                                                  --------      --------      --------      --------
Number of shares (in millions) used in computing
 basic and diluted net loss per share:
- before adjustment for rights offering                            1,382.5       1,386.9       1,381.3       1,385.8
- retroactive adjustment for rights offering                         207.4         208.0         207.2         207.8
                                                                  --------      --------      --------      --------
- after adjustment for rights offering                             1,589.9       1,594.9       1,588.5       1,593.6
                                                                  --------      --------      --------      --------
Number of ADS (in millions) used in computing
 basic and diluted net loss per ADS:
- before adjustment for rights offering                              138.3         138.7         138.1         138.6
- retroactive adjustment for rights offering                          20.7          20.8          20.8          20.8
                                                                  --------      --------      --------      --------
- after adjustment for rights offering                               159.0         159.5         158.9         159.4
                                                                  --------      --------      --------      --------

     On October 25, 2002, the Company announced a reduction of about 300 people, or approximately 7 percent of its total employees in its worldwide workforce. This action was taken as a result of a reassessment of the pace of recovery in the global semiconductor industry. The Company expects to incur a charge of approximately $5 million in the fourth quarter associated with the work-force reduction.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                   Three Months Ended    Nine Months Ended
                                      September 30,        September 30,
                                     2001       2002      2001       2002
                                   -------     -----     ------     ------
                                       (as a percentage of net revenue)
Net revenue                          100.0%    100.0%     100.0%     100.0%
Cost of revenue                      194.6     121.1      133.1      136.8
                                    ------     -----      -----     ------
Gross loss                           (94.6)    (21.1)     (33.1)     (36.8)
                                    ------     -----      -----     ------
Operating expenses:
 Research and development             23.4      16.1       15.6       19.7
 Fab start-up costs                    2.4       1.8        2.8        1.7
 Sales and marketing                  10.0       8.8        6.6        9.2
 General and administrative           12.7       7.8        8.7       10.2
                                    ------     -----      -----     ------
    Total operating expenses          48.5      34.5       33.7       40.8
                                    ------     -----      -----     ------
Operating loss                      (143.1)    (55.6)     (66.8)     (77.6)
Equity in loss of SMP                (26.5)    (16.6)     (16.8)     (21.5)
Other income                           6.2       5.6        4.6        5.6
Interest income                       14.7       2.6       10.2        3.4
Interest expense                     (15.2)     (8.3)      (7.0)      (9.4)
Exchange loss                         (2.2)     (1.6)       0.0       (0.6)
                                    ------     -----      -----     ------
Loss before income taxes            (166.1)    (73.9)     (75.8)    (100.1)
Income tax expense                    (5.3)     (1.7)      (4.5)      (1.4)
                                    ------     -----      -----     ------
Loss before minority interest       (171.4)    (75.6)     (80.3)    (101.5)
Minority interest in loss of CSP      22.0       6.6       13.9       11.1
                                    ------     -----      -----     ------
Net loss                            (149.4)%   (69.0)%    (66.4)%    (90.4)%
                                    ======     =====      =====     ======

Three months ended September 30, 2001 and September 30, 2002

     Net revenue. Net revenue increased 63.4% from $79.2 million for the three months ended September 30, 2001 to $129.5 million for the three months ended September 30, 2002. All segments were up, with the largest increase attributable to the communications and consumer segments.

     The number of eight-inch equivalent wafers shipped increased from 64.4 thousand wafers for the three months ended September 30, 2001 to 111.9 thousand wafers for the three months ended September 30, 2002, due to higher demand. All segments were up, with the largest increase attributable to the communications and consumer segments.

     Average selling price decreased from $1,231 per wafer for the three months ended September 30, 2001 to $1,157 per wafer for the three months ended September 30, 2002, as market pricing declines more than offset the favorable impact of a richer product mix.

     Cost of revenue and gross loss. Cost of revenue increased 1.7% from $154.2 million for the three months ended September 30, 2001 to $156.8 million for the three months ended September 30,

2002. The increase was due to higher volume. Gross loss was $27.3 million, or negative 21.1% of net revenue, down from gross loss of $74.9 million, or negative 94.6% of net revenue, for the same quarter a year ago, primarily due to significantly higher revenues.

     Research and development expenses. Research and development expenses increased by 12.7% from $18.6 million for the three months ended September 30, 2001 to $20.9 million for the three months ended September 30, 2002, due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling system-level integration.

     Fab start-up costs. Fab start-up costs, all related to Fab 7, increased $0.5 million from $1.9 million for the three months ended September 30, 2001 to $2.4 million for the three months ended September 30, 2002.

     Sales and marketing expenses. Sales and marketing expenses increased by 43.3% from $7.9 million for the three months ended September 30, 2001 to $11.4 million for the three months ended September 30, 2002, primarily due to increased support for customer prototyping activities at advanced technology nodes and expansion of worldwide sales and marketing activities to further enhance the level of customer support.

     General and administrative expenses. General and administrative expenses were $10.1 million for the three months ended September 30, 2002, essentially at the same level, compared to the three months ended September 30, 2001.

     Equity in loss of SMP. Equity in loss of SMP increased 2.7% from $21.0 million for the three months ended September 30, 2001 to $21.5 million for the three months ended September 30, 2002. In the three months ended September 30, 2001, the equity loss of SMP would have been $25.8 million, without the favorable impact of a $4.8 million reduction in the returns provision. The improvement compared to the three months ended September 30, 2001 was primarily due to an increase in utilization rates caused by higher demand.

     Other income. Other income increased 48.6% from $4.9 million for the three months ended September 30, 2001 to $7.3 million for the three months ended September 30, 2002 primarily due to grant income related to our research and development and training activities.

     Interest income. Interest income decreased 70.6% from $11.6 million for the three months ended September 30, 2001 to $3.4 million for the three months ended September 30, 2002 due to a lower cash balance and lower interest rates on fixed deposits placed.

     Interest expense. Interest expense decreased $1.3 million from $12.1 million for the three months ended September 30, 2001 to $10.7 million for the three months ended September 30, 2002, primarily due to lower interest rates.

     Exchange loss. Exchange loss was $2.0 million for the three months ended September 30, 2002 compared with loss of $1.7 million for the three months ended September 30, 2001. This higher loss was primarily due to currency fluctuations between the U.S. dollar against the Singapore dollar and Japanese yen.

     Income tax expense. Income taxes decreased 47.0% from $4.2 million for the three months ended September 30, 2001 to $2.2 million for the three months ended September 30, 2002 due to lower taxes payable on the lower level of interest income and lower taxes payable on Fab 1's income. In the three months ended September 30, 2001, income taxes on Fab 1's income were accrued based on the full corporate tax rate of 24.5%, whereas in the three months ended September 30, 2002, the taxes were accrued based on the concessionary rate of 10%, as we obtained post-pioneer status for Fab 1 in fourth quarter 2001.

     Minority interest in loss of CSP. Minority interest in loss of CSP decreased 51.4% from $17.5 million for the three months ended September 30, 2001 to $8.5 million for the three months ended September 30, 2002, reflecting the improvement in CSP primarily due to significantly higher utilization resulting from increased demand for leading-edge products, partially offset by higher depreciation.


Nine months ended September 30, 2001 and September 30, 2002

     Net revenue. Net revenue decreased 11.7% from $386.6 million for the nine months ended September 30, 2001 to $341.3 million for the nine months ended September 30, 2002. The significant drop in revenues was primarily due to lower shipments to the communications and memory segments, partially offset by increased revenues to the consumer and computer segment.

     The number of eight-inch equivalent wafers shipped decreased from 318.6 thousand wafers for the nine months ended September 30, 2001 to 312.1 thousand wafers for the nine months ended September 30, 2002, due to lower demand.

     Average selling price decreased from $1,214 per wafer for the nine months ended September 30, 2001 to $1,094 per wafer for the nine months ended September 30, 2002 as market pricing declines more than offset the favorable impact of a richer product mix.

     Cost of revenue and gross loss. Cost of revenue decreased 9.3% from $514.6 million for the nine months ended September 30, 2001 to $466.9 million for the nine months ended September 30, 2002 due to lower direct costs and cost savings from our cost reduction programs. Gross loss was $125.6 million, or negative 36.8% of net revenue, down from gross loss of $128.1 million, or negative 33.1% of net revenue, for the same period a year ago, primarily due to lower costs.

     Research and development expenses. Research and development expenses increased by 11.3% from $60.4 million for the nine months ended September 30, 2001 to $67.2 million for the nine months ended September 30, 2002 as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs decreased 47.7% from $11.0 million for the nine months ended September 30, 2001 to $5.8 million for the nine months ended September 30, 2002, due to a moderated activity level.

     Sales and marketing expenses. Sales and marketing expenses increased 23.3% from $25.4 million for the nine months ended September 30, 2001 to $31.3 million for the nine months ended September 30, 2002, primarily due to increased support for customer prototyping services and higher spending for worldwide sales and marketing activities to further enhance the level of customer support.

     General and administrative expenses. General and administrative expenses increased 4.3% from $33.5 million for the nine months ended September 30, 2001 to $35.0 million for the nine months ended September 30, 2002 due primarily to an employee leave clearance program that extended throughout 2001, partly offset by a reduction in other payroll related expenses.

     Equity in loss of SMP. Our share of the loss in SMP increased 13.1% from $64.8 million for the nine months ended September 30, 2001 to $73.3 million for the nine months ended September 30, 2002 due primarily to a significant drop in the utilization rates caused by reduced demand. See "Investment in SMP" for a more detailed discussion.

     Other income. Other income increased $1.3 million from $18.0 million for the nine months ended September 30, 2001 to $19.3 million for the nine months ended September 30, 2002 due to higher recognizable grants.

     Interest income. Interest income decreased 70.4% from $39.4 million for the nine months ended September 30, 2001 to $11.7 million for the nine months ended September 30, 2002 due to a lower cash balance and lower interest rates on fixed deposits placed.

     Interest expense. Interest expense increased 18.3% from $27.1 million for the nine months ended September 30, 2001 to $32.0 million for the nine months ended September 30, 2002, due primarily to higher interest expense associated with the Company's $575 million 2.5% Senior Convertible Notes due 2006, which were issued in April 2001.

     Exchange loss. Exchange loss increased from $0.2 million for the nine months ended September 30, 2001 to $2.2 million for the nine months ended September 30, 2002. The higher loss is due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

     Income tax expense. Income taxes decreased from $17.5 million for the nine months ended September 30, 2001 to $4.8 million for the nine months ended September 30, 2002 due to lower taxes payable on the lower level of interest income and lower taxes payable on Fab 1's income. In the nine months ended September 30, 2001, income taxes on Fab 1's income were accrued based on the full corporate tax rate of 24.5%, whereas in the nine months ended September 30, 2002, the taxes were accrued based on the concessionary rate of 10%, as we obtained post-pioneer status for Fab 1 in fourth quarter 2001.

     Minority interest in loss of CSP. Minority interest in loss of CSP decreased from $53.8 million for the nine months ended September 30, 2001 to $38.0 million for the nine months ended September 30, 2002, primarily due to significantly higher utilization resulting from increased demand for leading-edge products, partially offset by higher depreciation.


LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2002, our principal sources of liquidity included $735.6 million in cash and cash equivalents and $545.4 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash provided by operating activities totaled $132.7 million for the nine months ended September 30, 2001. Net cash used in operating activities totaled $23.3 million for the nine months ended September 30, 2002. The decrease was primarily due to the higher net loss incurred for the nine months ended September 30, 2002, compared with the corresponding period in 2001, after taking into account the effect of non-cash adjustments and the unfavorable working capital change.

The non-cash adjustments in the nine months ended September 30, 2002 were primarily due to depreciation and amortization, minority interest in loss of CSP and equity in loss of SMP. The unfavorable working capital change during the same period was primarily due to the decrease in amounts due to SMP and accrued operating expenses, and an increase in inventories.

     Net cash used in investing activities totaled $388.3 million for the nine months ended September 30, 2001 and $280.2 million for the nine months ended September 30, 2002. Investing activities consisted primarily of capital expenditures totaling $396.9 million for the nine months ended September 30, 2001 and $293.3 million for the nine months ended September 30, 2002. Capital expenditures for the nine months ended September 30, 2002 were mainly related to the purchase of production equipment for Fab 6 (CSP) and equipment for R&D use.

     Net cash provided by financing activities totaled $509.9 million for the nine months ended September 30, 2001 and was primarily from the cash proceeds from our 2.50% Senior Convertible Notes due 2006, issued in early April 2001 and long-term borrowings incurred to finance the capital expenditures at CSP, partly offset by the repayment of term loans. Net cash used in financing activities totaled $2.6 million for the nine months ended September 30, 2002. This was primarily due to the repayment of loans and refund of customer deposits partly offset by long-term borrowings incurred to finance the capital expenditures at CSP.

     We closed our eight-for-ten rights offering on October 7, 2002 with net proceeds of approximately $612 million, and the issuance of approximately 1,109.6 million new ordinary shares (directly or in the form of ADSs).


INVESTMENT IN SMP

     Our investment in SMP as of December 31, 2001 and September 30, 2002 is shown below:


                                                                        As of
                                                          ---------------------------------
                                                          December 31,        September 30,
                                                              2001                2002
                                                          ------------        -------------
                                                            (in thousands of U.S. Dollars)
Cost                                                        $120,959            $120,959
Share of retained post-formation losses                      (33,273)            (67,288)
Share of accumulated other comprehensive loss                (10,280)            (10,379)
                                                            --------            --------
                                                            $ 77,406            $ 43,292
                                                            ========            ========

     We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to us was $11.8 million and $9.3 million for the three months ended September 30, 2001 and 2002, respectively, and $53.2 million and $39.3 million for the nine months ended September 30, 2001 and 2002, respectively.

     Reconciliation of equity in loss of SMP between consolidated statements of operations and consolidated statements of cash flows:

                                                       Three Months Ended           Nine Months Ended
                                                          September 30,                September 30,
                                                     ----------------------      ----------------------
                                                       2001          2002          2001          2002
                                                     --------      --------      --------      --------
Equity in loss of SMP in consolidated statements
 of operations                                       $(20,962)     $(21,538)     $(64,814)     $(73,325)
Allocated wafer capacity cost                          11,757         9,332        53,163        39,310
                                                     --------      --------      --------      --------
Equity in loss of SMP in consolidated statements
 of cash flows                                       $ (9,205)     $(12,206)     $(11,651)     $(34,015)
                                                     ========      ========      ========      ========

     Summarized financial information for SMP is shown below:

                                                        As of
                                           ------------------------------
                                            December 31,    September 30,
                                               2001              2002
                                           -------------    -------------
                                           (in thousands of U.S. Dollars)
Current assets                               $ 164,663          $ 145,551
Other assets                                     3,696              3,020
Property, plant and equipment                  512,376            440,295
Current installments of long-term debt         (96,429)          (107,143)
Other current liabilities                      (42,554)           (54,041)
Long-term debt                                (278,571)          (182,143)
Other liabilities                              (25,984)           (23,233)
                                             ---------          ---------
Shareholders' equity                         $ 237,197          $ 222,306
                                             =========          =========

                              Three Months Ended           Nine Months Ended
                                 September 30,                September 30,
                            ----------------------      ----------------------
                              2001          2002          2001          2002
                            --------      --------      --------     ---------
Net revenue(1)              $ 63,297      $ 57,114      $210,435     $ 191,617
Gross profit (loss)           12,195        (3,048)       48,449        13,615
Operating income (loss)       10,159        (4,656)       42,889         7,833
Net income (loss)                (86)      (12,312)       19,092       (14,690)

Note (1): Net revenue includes billings for allocated wafer capacity of $11.8 million and $11.0 million for the three months ended September 30, 2001 and 2002, respectively, and $65.4 million and $48.6 million for the nine months ended September 30, 2001 and 2002, respectively.


Item 3. Quantitative and Qualitative Disclosures About Market Risk

     Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, our company utilizes derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.

INTEREST RATE RISK

     Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

     We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may be periodically needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

     As of September 30, 2002, our debt obligations are as follows:

                                                     EXPECTED MATURITY DATE                                 WEIGHTED       DECEMBER
                                              (IN THOUSANDS, EXCEPT INTEREST RATE)                           AVERAGE       31, 2001
                             ---------------------------------------------------------------------          INTEREST      ----------
                             2002     2003         2004         2005         2006         TOTAL               RATE          TOTAL
                             ----    -------     --------     --------     --------     ----------          --------      ----------
LONG TERM DEBT
U.S. dollar at floating
 rate                         --          --     $119,667     $119,667     $119,666     $  359,000             2.75%      $  184,800
Singapore dollar at
 fixed rate(1)(2)             --     $62,897       54,221       54,221       14,098        185,437             5.64%         287,355
Singapore dollar at
 floating rate                --          --           --           --           --             --               --           54,620
2.5% convertible
 notes(3)                     --          --           --           --      610,860        610,860              5.25%        585,455
                              --     -------     --------     --------     --------     ----------                        ----------
Total                         --     $62,897     $173,888     $173,888     $744,624     $1,155,297                        $1,112,230
                              ==     =======     ========     ========     ========     ==========                        ==========

                                       AS OF
                        -------------------------------
                        SEPTEMBER 30,      DECEMBER 31,
                           2002               2001
                        -------------      ------------
ACCOUNTS PAYABLE
U.S. dollar                  $ 89,036           $38,547
Singapore dollar(1)            20,918            22,767
Japanese yen(1)                25,059             5,878
Others                         10,684            15,551
                             --------           -------
Total Payable                $145,697           $82,743
                             ========           =======

(1) We have entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to U.S. dollars.

(2) We have entered into a cross currency swap to convert one of the Singapore dollar fixed rate loans to a US dollar denominated fixed rate instrument.

(3) In 2001, we entered into an interest rate swap contract in respect of the fixed-rate interest obligations associated with $200.0 million of the convertible notes issued in April 2001, with the effect of swapping the fixed-rate interest obligations to a floating-rate obligation based on LIBOR rates to hedge against fair value risk.

     As of September 30, 2002, 50.1% of our outstanding debt obligations bore fixed interest rates. We have no cash flow or earnings exposure due to market interest rate changes for our fixed debt obligations. 49.9% of our outstanding debt obligations bear floating interest rates. We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations.


FOREIGN CURRENCY RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional currency, against the Japanese yen and the Singapore dollar.

     To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We utilize, from time to time, currency forward contracts to hedge so as to minimize our exposure to specific currency risks related to equipment purchase commitments, primarily in Japanese yen. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in U.S. dollars and borrowing in U.S. dollars.

     The table below provides information about our derivative financial instruments and presents the information in U.S. dollar equivalents.

                                                                  AS OF SEPTEMBER 30, 2002
                                             ---------------------------------------------------------------------      AS OF
                                                         EXPECTED MATURITY DATE OF NOTIONAL AMOUNTS                  DECEMBER 31,
                                                             (IN THOUSANDS, EXCEPT EXCHANGE RATE)                        2001
                                             ---------------------------------------------------------------------   ------------
                                               2002        2003        2004        2005           2006      TOTAL       TOTAL
                                             -------     -------     -------     -------          ----    --------   ------------
FORWARD EXCHANGE AGREEMENTS
(Receive S$/Pay US$)
Contract Amount                              $23,000     $38,245     $28,292     $27,409           --     $116,946     $242,333
Average Contractual
 Exchange Rate                                  1.75        1.75        1.75        1.73                      1.75         1.75
(Receive Yen/Pay US$)
Contract Amount                               13,790       4,573          --          --           --       18,363           --
Average Contractual
 Exchange Rate                                119.23      119.66                                           119.34
(Receive Euro/Pay US$)
Contract Amount                               22,627       3,234          --          --           --       25,861           --
Average Contractual
 Exchange Rate                                0.9828      0.9710                                            0.9813
                                             -------     -------     -------     -------           --     --------     --------
Total Contract Amount                        $59,417     $46,052     $28,292     $27,409           --     $161,170     $242,333
                                             =======     =======     =======     =======           ==     ========     ========

                                      AS OF SEPTEMBER 30, 2002              AS OF DECEMBER 31, 2001
                                 ----------------------------------   ----------------------------------
                                 Carrying      Amount    Percentage   Carrying      Amount    Percentage
                                  Amount       Hedged      Hedged      Amount       Hedged      Hedged
                                 --------    --------    ----------   --------    --------    ----------
NON-US DOLLAR LIABILITIES
Accounts payable
  Japanese yen                   $ 25,059    $ 18,363       73.3%     $  5,878          --         --
  Singapore dollar                 20,918      20,918      100.0        22,767          --         --
  Others                           10,684      10,684      100.0        15,551          --         --
Foreign Currency Loan
  Singapore dollar                185,437     185,437      100.0       341,975    $341,975      100.0%
Future Interest Payable on Debt
  Singapore dollar                    854         854      100.0         5,791       5,791      100.0
                                 --------    --------      -----      --------    --------      -----
Total                            $242,952    $236,256       97.2%     $391,962    $347,766       88.7%
                                 ========    ========      =====      ========    ========      =====

                          PART II - OTHER INFORMATION


Item 1.  Legal Proceedings

     The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2.  Changes in Securities and Use of Proceeds

     We closed our eight-for-ten rights offering on October 7, 2002 with net proceeds of approximately $612 million and the issuance of approximately 1,109.6 million new ordinary shares (directly or in the form of ADSs).


Item 3.  Defaults Upon Senior Securities.

     None.


Item 4.  Submission of Matters to a Vote of Security Holders.

     None.


Item 5.  Other Information

(a) On September 26, 2002, we entered into a Letter Agreement with Agere Systems Inc. ("Agere"), a copy of which is submitted herein as Exhibit 6.1, where in exchange for our agreement to waive Agere's take-or-pay obligations under our manufacturing agreement with them, Agere agreed to treat our royalty obligations under the patent license agreement with Agere as satisfied until such time as Agere's ownership interest in Silicon Manufacturing Partners Ltd falls below 49%. Thereafter, the existing provisions in the patent license agreement allowing us to offset royalty payments in exchange for the provision of short and long term flexibility in wafer capacity to Agere continue to apply.

(b) On October 25, 2002, we announced a reduction of about 300 people, or approximately 7 percent of our total employees in our worldwide workforce. This action is being taken as result of a reassessment of the pace of recovery in the global semiconductor industry. We expect to incur a charge of approximately $5 million in the fourth quarter associated with the work-force reduction.

Item 6.  Exhibits and Reports on Form 6-K

(a)  Exhibits

*6.1 Letter Agreement dated September 26, 2002 between the Company and Agere
     Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.

(b)  Reports on Form 6-K

     During the quarter ended September 30, 2002, the Company submitted the following current reports on Form 6-K:

1. On July 19, 2002, we submitted a Form 6-K reporting the announcement of our earnings for the second quarter ended June 30, 2002.

2. On August 2, 2002, we submitted a Form 6-K announcing the appointments of Jim Norling as Chairman of the Board of Directors and Koh Beng Seng as Chairman of the Audit Committee of the Company.

3. On August 14, 2002, we submitted a Form 6-K reporting our quarterly information for the quarter ended June 30, 2002.

4. On September 3, 2002, we submitted a Form 6-K reiterating our earnings guidance for the third quarter ended September 30, 2002.

5. On September 3, 2002, we submitted a Form 6-K reporting the announcement of our plans to raise approximately $633 million by way of an eight-for-ten rights offering to existing shareholders.

6. On September 10, 2002, we submitted a Form 6-K announcing the submission to the Singapore Exchange Securities Trading Limited of a copy of our officers' certificate we delivered to the trustee under our 2.50% Senior Convertible Notes Due 2006 relating to the conversion price of the notes.

7. On September 16, 2002, we submitted a Form 6-K reporting the announcement relating to our previously announced rights offering and certain recent financial developments. We also submitted documents relating to the rights offering.

8. On September 17, 2002, we submitted a Form 6-K including documents relating to our rights offering.

9. On September 26, 2002, we submitted a Form 6-K announcing the submission to the Singapore Exchange Securities Trading Limited of a statement to clarify that there are no changes to our Fab 7 plans.



----------
* Filed herewith

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 14, 2002

                               CHARTERED SEMICONDUCTOR
                               MANUFACTURING LTD

                               By: /s/ Chia Song Hwee
                               -------------------------------------------------
                               Name:  Chia Song Hwee
                               Title: President and Chief Executive Officer


                               By: /s/ George Thomas
                               -------------------------------------------------
                               Name:  George Thomas
                               Title: Vice President and Chief Financial Officer

                                  Exhibit Index


*6.1 Letter Agreement dated September 26, 2002 between the Company and Agere
     Systems Inc. amending the Patent License Agreement between the parties dated January 1, 1998.



----------
* Filed herewith